

Mail Stop 4631

November 14, 2016

<u>Via E-Mail</u>
Yuebiao Li
Chief Executive Officer
Newater Technology, Inc.
c/o Yantai Jinzheng Eco-Technology Co., Ltd.
8 Lande Road, Laishan District, Yantai City
Shandong Province
People's Republic of China 264000

> **Re: Newater Technology, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted October 31, 2016**
> **CIK No. 377-01355**

Dear Mr. Li:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Summary Consolidated Financial Information, page 9</u>

1. We note your revisions in response to comments 7 and 14 in our letter dated August 23, 2016; however, it is not clear to us what the amounts you present as cost of revenues from related parties actually represent. In this regard, we note disclosures on pages 11, 94, F-20, F-24, F-37 and F-40 regarding amounts you purchased from related parties; however, we also note the amounts in these disclosures do not always correspond with each other and do not correspond with the amounts you have presented as cost of revenues from related parties here, in MD&A, and in your financial statements. Please

be advised that the line item cost of revenues from related parties in your financial statements should represent the costs you incurred from related parties during each period presented rather than costs associated with revenues from related parties. Please revise and reconcile your disclosures of cost of revenues from related parties during each period presented throughout your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

2. We note your responses and revisions to comments 9, 10, 11 and 12 in our letter dated August 23, 2016. Please revise your filing to also address the following:

- More fully explain why your CEO and CFO founded Mojie in April 2015 and transferred their interests in Mojie in July 2015, particularly based on your disclosure that Mojie resells products you sell them. Also, based on your disclosure that you relaxed the terms of Mojie's accounts receivable, more fully explain if the relaxed terms essentially result in Mojie paying you after they resell your products to third parties and address how and why recognizing revenue when you transfer products to them is appropriate, regardless of their inability to return products to you.

- More fully explain why your CEO founded Heilongjiang Binteer and transferred his interest in Heilongjiang Binteer to his brother, particularly based on your disclosure that Heilongjiang Binteer resells products you sell them. Also, based on your disclosure that you relaxed the terms of Heilongjiang Binteer's accounts receivable, more fully explain if the relaxed terms essentially result in Heilongjiang Binteer paying you after they resell your products to third parties and address how and why recognizing revenue when you transfer products to them is appropriate, regardless of their inability to return products to you.

- We note your disclosure that the finished goods you sell Heilongjiang Binteer are different from the products they sell you. More fully explain the specific nature of the finished goods you sell Heilongjiang Binteer and the specific nature of the products they sell you.

- Disclose and discuss the reasons for the significant declines in sales to Mojie and Heilongjiang Binteer during the six months ended June 30, 2016 as compared to the six months ended December 31, 2015.

Results of Operations, page 41

3. We have read your revised disclosures in response to comment 8 in our letter dated August 23, 2016. Please further enhance your disclosures related to cost of sales to explain the nature of the significant raw materials that make up cost of revenues, including what caused fluctuations in raw material costs during each period presented.

4. We note your disclosure on page 44 that all outstanding related party receivables at June 30, 2016 have subsequently been collected. As previously requested, please expand your disclosures to also quantify the amount of outstanding accounts receivable (non-related party) at June 30, 2016 that have been collected as of the date of your filing. To the extent that material amounts remain outstanding, please provide an aging, address why material amounts remain outstanding, and discuss how you have determined amounts are collectible.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, pages F-6 an F-30

5. We have read your response to comment 15 in our letter dated August 23, 2016. Based on the information you have provided, it remains unclear to us why changes in restricted cash are classified as an investing activity and if, or how, re-classifications of accounts payable to bank acceptance notes are reflected in your statements of cash flows. It also remains unclear to us how or why it is appropriate to classify funds you gave your CFO as restricted cash of the Company.

Note 2 – Summary of Significant Accounting Policies, page F-7

Government Grants, page F-11

6. Please clarify how you will record government grants when the related research and development projects are completed. Please also reconcile your disclosure that no performance criteria are specified in grants with your disclosure that grants were issued for specific research and development projects that were not completed as of December 31, 2015.

Note 12 – Stockholders' Equity, page F-39

7. We note your disclosure that the reorganization of the Company, completed during the first quarter of 2016, has been accounted for as a transaction of entities under common control. Please fully explain to us the ownership structures of each entity involved in the reorganization immediately before and after the reorganization. Please also address the difference in the per share amounts associated with convertible debt in June 2016 of $4.25 and $2.80, including the parties involved.

Note 17 – Subsequent Events, page F-41

8. Please revise your disclosure to indicate the date through which subsequent events were evaluated. Please also disclose whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Yuebiao Li
Newater Technology, Inc.
November 14, 2016
Page 4

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-Mail
        Bradley Haneberg, Esq.